UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2025

Richard Anthony Cunningham
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1017 Ranch Road 620 South, Suite 107
Lakeway, Texas 78734

Re: Anebulo Pharmaceuticals, Inc.
Schedule 13E-3 filed July 23, 2025
File No. 005-92545

Preliminary Proxy Statement filed July 23, 2025
File No. 001-40388

Dear Richard Anthony Cunningham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Please note that all page and heading references in this letter refer to disclosure in the preliminary proxy statement filed on July 23, 2025. All defined terms used here have the same meaning as in that preliminary proxy statement, and revisions responding to these comments should be made there, unless otherwise noted.

Schedule 13E-3 filed July 23, 2025

General

1. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to what consideration was given to whether Aron R. English, 22NW Fund, LP, or Joseph F. Lawler are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. We note:
   - Mr. English is a board member and the Company's largest shareholder,

beneficially owning over 50% of the Company's outstanding Common Stock;

- 22NW Fund, LP is a significant shareholder associated with Mr. English; and
- Mr. Lawler is the Chairman of the Board with significant stock ownership.

Alternatively, please revise the Schedule 13E-3 to include Mr. English, 22NW Fund, LP, and Mr. Lawler as filing persons. For assistance in making this determination, please refer to Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at: https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

2. Please mark as preliminary the proxy statement and form of proxy. See Rule 14a-6(e)(1).

3. Please explain how you determined that disclosure with respect to only the midpoint of the Range of Stock Split Ratios, rather than, for example, providing additional examples reflecting the lower and upper limits of the range, is adequate.

<u>Background of the Transaction, page 21</u>

4. In the sixth paragraph on page 24, please correct the date of Houlihan Capital's written fairness opinion, which is dated July 15 rather than July 11.

5. We note that Houlihan Lokey provided a draft report to the Special Committee on July 10, 2025. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that report. Please also file the report as an exhibit to the Schedule 13E-3. See Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

<u>Fairness of the Transaction, page 31</u>

6. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted the Houlihan Capital analysis and opinion and that the Board adopted the Special Committee's analysis and conclusion.

7. We note your disclosure on page 34 that the Reverse Stock Split is procedurally fair to unaffiliated stockholders because it, among other reasons, is subject to approval of a majority of stockholders. While you acknowledge that the stockholders who may be cashed out represent a "nominal percentage of the vote," please explain how you determined that this stockholder approval supports procedural fairness to unaffiliated stockholders in light of the fact that holders of approximately 91.7% of the outstanding shares, including 78.2% beneficially owned by directors of the Company and 51.2% beneficially owned by a single director, have indicated they will vote in favor of the Transaction.

8. Please explain the "disadvantages of the Reverse Stock Split as a means to effect the Transaction" referenced in the first paragraph on page 35. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

9. We note that it appears the Special Committee did not engage independent legal

counsel. If that is the case, please advise how the Special Committee and Board considered the lack of independent legal counsel in their procedural fairness determination, particularly in light of the fact that the Transaction is not subject to approval by a majority of unaffiliated stockholders.

Fairness Opinion of Financial Advisor, page 35

10. We note that Houlihan Capital reviewed scenario-based revenue projections prepared by the Company as part of its analysis. Please include all projections prepared by management and provided to Houlihan Lokey for purposes of preparing the fairness opinion. Your expanded discussion should also discuss the underlying assumptions and limitations on any projections provided.

11. We note that Houlihan Capital reviewed an opportunity assessment report by IQVIA as part of its analysis. Please advise whether this report is materially related to the transaction and, if it is, provide the disclosure required by Item 1015(b) of Regulation M-A. Refer to Item 1015(a) of Regulation M-A. Please also file the report as an exhibit to the Schedule 13E-3. See Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions